UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

65345M108

(CUSIP Number)

Avery Cannon

Chief Financial Officer

c/o Shasta Ventures

3130 Alpine Rd, Ste 288-446

Portola Valley, CA 94028

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345M108
1.	Names of Reporting Persons Shasta Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,360,232 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,360,232 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,360,232 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% of combined common stock (4.1% of Class A common stock) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Shasta Ventures II, L.P (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of shares of Class A common stock issuable upon conversion of 8,360,232 shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 379,908,412 shares of common stock (187,941,328 shares of Class A common stock and 191,967,084 shares of Class B common stock) issued and outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 187,941,328 shares of Class A common stock, as adjusted to reflect the conversions of Class B common stock by Shasta Ventures II subsequent to August 5, 2024 (including the conversion described herein) and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 65345M108
1.	Names of Reporting Persons Shasta Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,455,860 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,455,860 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,455,860 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% of combined common stock (4.1% of Class A common stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) shares of Class A common stock issuable upon conversion of 8,360,232 shares of Class B common stock held by Shasta Ventures II and (ii) 95,628 shares of Class A common stock held by SVII GP. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 379,908,412 shares of common stock (187,941,328 shares of Class A common stock and 191,967,084 shares of Class B common stock) issued and outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 187,941,328 shares of Class A common stock, as adjusted to reflect the conversions of Class B common stock by Shasta Ventures II subsequent to August 5, 2024 (including the conversion described herein) and as further adjusted pursuant to SEC Rule 13d-3.

Explanatory Note: This Amendment No. 4 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021, and amended on May 30, 2024, June 7, 2024 and August 12, 2024 (as amended, the “Original Schedule 13D”) filed on behalf of Shasta Ventures II, L.P. (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”), relates to the Class A common stock, $0.0001 par value (“Class A common stock”) of Nextdoor Holdings, Inc., a Delaware corporation (the “Issuer” or “Nextdoor”) and is being filed to report the distributions in kind of shares of Class B common stock and the related conversion of such shares to Class A common stock on August 26, 2024. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 26, 2024, Shasta Ventures II made a pro rata in-kind distribution for no additional consideration of an aggregate of 5,000,000 shares of Class B common stock to its general partner and limited partners. Of the shares distributed by Shasta Ventures II, SVII GP received 1,040,000 shares. Pursuant to the applicble provisions of the Issuer’s certificate of incorporation, the distributed shares automatically converted to Class A common stock upon transfer.

On August 26, 2024, SVII GP made a further pro rata in-kind distribution for no additional consideration of 1,015,000 shares received in the distribution by Shasta Ventures II to its members.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 28, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Combined Common Stock (3)	Percentage of Class A Common Stock (3)
Shasta Ventures II (1)	8,360,232		8,360,232		8,360,232	8,360,232	2.2%	4.1%
SVII GP (1) (2)	95,628		8,455,860		8,455,860	8,455,860	2.2%	4.1%

(1)	Includes shares of Class A common stock issuable upon conversion of 8,360,232 shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(2)	Includes 95,628 shares of Class A common stock held by SVII GP.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 379,908,412 shares of common stock (187,941,328 shares of Class A common stock and 191,967,084 shares of Class B common stock) issued and outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 187,941,328 shares of Class A common stock, as adjusted to reflect the conversions of Class B common stock by Shasta Ventures II subsequent to August 5, 2024 (including the conversion described herein) and as further adjusted pursuant to SEC Rule 13d-3.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock since August 12, 2024, the date as of which beneficial ownership information was presented in the most recent amendment to this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock on August 26, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2024

Shasta Ventures II, L.P.

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A common stock of Nextdoor Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: August 28, 2024

Shasta Ventures II, L.P.

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Member